UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2009

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Two company announcements made on May 15, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: May 19, 2009	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: May 15th, 2009
URL: http://www.komatsu.com/

Stock Acquisition Rights as Stock Options to Employees of the Company and

Directors of Major Subsidiaries of the Company

Komatsu Ltd. (hereinafter “Company”) hereby announces that at the meeting of the Board of Directors held on May 15, 2009, the Company resolved to propose an agendum to the 140th Ordinary General Meeting of Shareholders which will be held on June 24, 2009, to give the Company’s Board of Directors the authority to issue Stock Acquisition Rights as Stock Options to Employees of the Company and Directors of Major Subsidiaries of the Company in accordance with the provisions of Articles 236, 238, and 239 of the Corporation Act. See below for details.

[Description]

1.	Reasons for Necessity of Issuing the Stock Acquisition Rights on Preferential Terms and Conditions

The Company would like to grant Stock Acquisition Rights to employees of the Company and to the Directors of major subsidiaries of the Company, for the purpose of raising their morale and their motivation to contribute to the improvement of the consolidated performance of the Company.

2.	Details of the Stock Acquisition Rights and the Maximum Number of Such Rights That the Board of Directors Can Decide to Issue Within the Scope of Authority Granted by a Resolution at this Ordinary General Meeting of Shareholders

(1)	The maximum number of the Stock Acquisition Rights for which the terms and conditions of the issue can be determined based on the authority granted by this Ordinary General Meeting of Shareholders

The maximum number of Stock Acquisition Rights to be issued under the conditions described in 2. (3) below shall be 403 units.

The maximum number of ordinary shares issued upon the exercise of the Stock Acquisition Rights shall be 403,000 shares, and if the Number of Shares Granted (defined below) subject to Stock Acquisition Rights has been adjusted as provided for in 2. (3) below, the maximum number of ordinary shares to be issued shall be the number obtained by multiplying the above mentioned maximum number of the Stock Acquisition Rights by the adjusted number of shares in connection with the Stock Acquisition Rights.

(2)	The Company may issue Stock Acquisition Rights in question without consideration.

(3)	Details of the Stock Acquisition Rights to be issued on the basis of the authority granted by this Ordinary General Meeting of Shareholders

1)	Type and number of shares to be issued upon the exercise of Stock Acquisition Rights

The shares to be issued for the Stock Acquisition Rights shall be ordinary shares, and the number of shares subject to one (1) Stock Acquisition Right (hereinafter “Number of Shares Granted”) shall be 1,000 shares. However, after the resolution date of this agendum at the 140th Ordinary General Meeting of Shareholders (hereinafter “Resolution Date”), if the Company effects a stock split of its ordinary shares (including allotment of ordinary shares to shareholders without consideration; the same applies hereinafter) or effects a stock consolidation, the Number of Shares subject to one (1) Stock Acquisition Right shall be adjusted proportionately, in accordance with the ratio of the stock split or the stock consolidation in question. Also, if it is necessary to adjust the Number of Shares Granted after the Resolution Date for other than the aforementioned reasons, the Company shall adjust the Number of Shares Granted in connection with the aforementioned Stock Acquisition Rights to the extent reasonable.

Fractions of less than one (1) share resulting from the foregoing adjustment shall be rounded down.

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2)	Amount of assets paid upon exercise of the Stock Acquisition Rights

The amount of assets paid upon exercise of the Stock Acquisition Rights shall be the amount calculated by multiplying the paid-in amount per share to be transferred upon exercise of the Stock Acquisition Rights (hereinafter “Exercise Price”) by the Number of Shares subject to one (1) Stock Acquisition Right.

The Exercise Price shall be the amount calculated by multiplying 1.05 by the average of the closing price of the Company’s ordinary shares of each day in regular trading during the month (excluding days when there was no transaction of the Company’s ordinary shares) (hereinafter “Closing Price”) at the Tokyo Stock Exchange, immediately preceding the month in which the date of allotment of the Stock Acquisition Rights falls (hereinafter “Allotment Date”), with fractions of less than one (1) yen rounded up to a whole yen. However, if the Exercise Price is lower than the Closing Price on the Allotment Date (if there is no Closing Price on that date, the Closing Price on the immediately preceding transaction date shall be applied), the Closing Price on the Allotment Date shall be applied.

In addition, the Exercise Price shall be adjusted as follows.

i.	If the Company effects a stock split or stock consolidation after the Allotment Date of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, with fractions of less than one (1) yen resulting from the adjustment being rounded up to a whole yen.

Exercise Price	=	Exercise Price	X	1
after adjustment		before adjustment		Ratio of stock split (or stock consolidation)

ii.	After the Allotment Date of the Stock Acquisition Rights, if the Company issues new ordinary shares or disposes of treasury shares at a price below the market price, the Exercise Price shall be adjusted in accordance with the following formula, with fractions of less than one (1) yen being rounded up to a whole yen. However, this shall not apply to the cases where issue or disposition of ordinary shares is made upon exchange of securities exchangeable for Company’s ordinary shares, or upon exercise of Stock Acquisition Rights (including corporate bonds with Stock Acquisition Rights).

Exercise Price after adjustment	=	Exercise Price before adjustment		Number of currently issued shares	+	Number of newly issued shares	X	Paid-in amount per share
			X			Market Price
Number of currently issued shares + Number of newly issued shares

In addition, the “Number of currently issued shares” in the formula above shall exclude the number of treasury shares, and when disposing of treasury shares, the term “Number of newly issued shares” shall be read as “Number of the treasury shares for disposal.”

iii.	After the Allotment Date of the Stock Acquisition Rights, if the Company allots shares of the Company of a class other than the ordinary shares without consideration to the holders of the ordinary shares of the Company, or pays dividends in the form of shares of another company to the holders of the ordinary shares, and if, in consideration of all factors in the situation, there is a need to adjust the Exercise Price, the Company shall adjust the Exercise Price to the extent reasonable.

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3)	Exercise period for the Stock Acquisition Rights

From September 1, 2010 to August 31, 2017

4)	Matters concerning the increase in paid-in capital and capital surplus in the event of issuance of shares upon the exercise of the Stock Acquisition Rights

i.

The amount of paid-in capital increase in the event of the issuance of shares upon the exercise of the Stock Acquisition Rights shall be  1/2 of the maximum amount of capital increase, calculated in accordance with Article 17, Paragraph 1 of the Regulations for Corporation Accounting. Fractions less than one (1) yen resulting from the calculation shall be rounded up.

ii.	An increase in the capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights shall be the amount obtainable by subtracting the amount of the paid-in capital increase from the maximum amount of the capital increase, as set forth in 4) i. above.

5)	Restriction on Transfer and Acquisition

Acquisition and transfer of the Stock Acquisition Rights shall be subject to the approval by resolution of the Board of Directors.

6)	Provisions pertaining to acquisition of the Stock Acquisition Rights by the Company

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition by the Company.

7)	Conditions for exercising the Stock Acquisition Rights

If a holder of Stock Acquisition Rights, be they Director, Corporate Auditor, or employee of the Company, or Director, Corporate Auditor, or employee of an affiliate of the Company, loses all their respective positions, that person is able to exercise the Stock Acquisition Rights only within a period of three years from the day they lost their position, and other terms and conditions concerning the exercise of Stock Acquisition Rights shall be decided at a meeting of the Company’s Board of Directors.

8)	In the event where the Company engages in any merger (after which the Company ceases to exist), a corporate split in which a division is merged into an existing company, a corporate split in which a division is spun off to establish a new company (for both, limited to cases where the Company is split up), or an exchange or transfer of shares (for both, limited to cases where the Company becomes a fully-owned subsidiary) (hereinafter collectively “Restructuring Actions”), each person holding the remaining Stock Acquisition Rights at the time the Restructuring Actions take effect (hereinafter “Remaining Stock Acquisition Rights”) shall be granted the Stock Acquisition Rights of the relevant joint stock companies prescribed in Items 1) through 5) of Article 236, Paragraph 1, Item 8 of the Corporation Act (hereinafter “Reorganized Company”), in accordance with the conditions set forth below. In this event, the Remaining Stock Acquisition Rights shall be extinguished and new Stock Acquisition Rights in the Reorganized Company shall be issued. However, the new Stock Acquisition Rights shall be granted only if provisions for granting them in accordance with the following conditions (i–viii) are included as conditions in a merger agreement (in which the Company is merged into a Reorganized Company or a Reorganized Company is established as the result of the merger), a corporate split agreement in which a division is merged into a Reorganized Company, a plan for a corporate split in which a division is spun off to establish a Reorganized Company or a share exchange agreement, or a plan for transfer of shares.

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i.	Number of the Stock Acquisition Rights of a Reorganized Company to be granted

At the time the Restructuring Actions take effect, each holder of the Remaining Stock Acquisition Rights shall be granted an identical number of the Stock Acquisition Rights of the Reorganized Company.

ii.	Type of shares of the Reorganized Company to be issued for the Stock Acquisition Rights

Type of shares subject to the Stock Acquisition Rights shall be ordinary shares of the Reorganized Company.

iii.	Number of shares of the Reorganized Company to be issued upon exercise of the Stock Acquisition Rights

The number of shares shall be determined in accordance with 1) above, after taking into consideration the conditions or other factors concerning the Restructuring Actions.

iv.	Amount of assets to be paid upon the exercise of the Stock Acquisition Rights

The amount of assets to be paid upon the exercise of newly granted Stock Acquisition Rights shall be the amount obtainable by multiplying the Exercise Price to be adjusted after taking into consideration the conditions and other factors concerning the Restructuring Actions, by the number of shares to be issued for each acquisition right as stipulated in 8) iii. above.

v.	Exercise Period for the Stock Acquisition Rights

The Exercise Period shall begin on either the first day of the exercise period for the Stock Acquisition Rights stipulated in 3) above, or on the day that the Restructuring Actions take effect, whichever is later, and shall continue to the final day of the exercise period for the Stock Acquisition Rights stipulated in 3) above.

vi.	Increase in paid-in capital and capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights

Such increases shall be determined based on 4) above.

vii.	Restriction on Transfer and Acquisition of the Stock Acquisition Rights

Transfer and Acquisition of the Stock Acquisition Rights shall be required to be approved by the Reorganized Company.

viii.	Provisions pertaining to acquisition of the Stock Acquisition Rights

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition of the Stock Acquisition Rights.

9)	In case where the number of shares to be issued or transferred to the holders of the Stock Acquisition Rights includes any fraction less than one (1) share, such fraction shall be rounded down.

(4)	Delegation of authority to make decisions regarding the issue of the Stock Acquisition Rights and related matters

In addition to the above provisions, decisions regarding the issue of the Stock Acquisition Rights and all the relevant details shall be decided by the resolution of the meeting of the Board of Directors which shall be held separately.

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(Reference)

The 138th Ordinary General Meeting of Shareholders, held on June 22, 2007, approved the yearly remuneration amount for Directors of the Company in the form of stock options of up to JPY360 million (of which, up to JPY50 million is allocated for Outside Directors) and the Stock Acquisition Rights issued as stock options to Directors of up to 239 Rights (of which, a total number of 33 is allocated for Outside Directors).

The Company plans to resolve an issuance and an allocation of the Stock Acquisition Rights as the stock options to Directors of the Company within the above limits at a meeting of the Board of Directors to be held during the current fiscal year.

(end)

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For Immediate Release
Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: May 15, 2009
URL: http://www.komatsu.com/

Komatsu to Revise Part of Articles of Incorporation

At Board of Directors’ meeting held on May 15, 2009, Komatsu Ltd. (President and CEO: Kunio Noji) made a resolution to revise a part of its Articles of Incorporation as set out below and propose the partial revision to the 140th Ordinary General Meeting of Shareholders scheduled for June 24, 2009.

[Description]

1. Purpose of amendments

(1)	Following the enforcement of the “Act for Partial Revision of the Act on Transfer of Bonds, etc. for Streamlining Settlement Concerning Stock Trading, etc.” (Act No. 88 of 2004; hereinafter, “Act for Streamlining Settlement of Stock, etc.”), the Company shall revise its current Articles of Incorporation and make the following amendments.

(i)	Pursuant to Article 6, Paragraph 1 of the Supplemental Provisions of the Act for Streamlining Settlement of Stock, etc. it has been deemed that a resolution by the Company was made amending the Articles of Incorporation by repealing provisions purporting to the issuance of share certificates effective as of January 5, 2009, the enforcement date of the share certificate dematerialization system, thus the Company shall delete Article 7 (Issuance of Share Certificates) and Article 9, Paragraph 2 of the current Articles of Incorporation.

(ii)	Following the repeal of the “Act on Custody and Transfer of Share Certificate, etc.,” wordings regarding the “Beneficial Owners” in Article 10 and “Register of Beneficial Owners” in Article 12, Paragraph 3 of the current Articles of Incorporation shall be deleted.

(iii)	Wordings regarding the “Register of Lost Share Certificates” and “administration of the Register of Lost Share Certificates” in Article 12, Paragraph 3 of the current Articles of Incorporation shall be deleted due to the lack of share certificate issuance. However, since the Register of Lost Share Certificates must be kept along with the effectuation of other tasks relating to same for a period of one year following the day after the enforcement date of the Act for Streamlining Settlement of Stock, etc. the Company shall establish necessary provisions in the Supplemental Provisions.

(2)	As a means of ensuring that Outside Directors and Outside Corporate Auditors perform their duties as expected and of attracting individuals suitable for the position of Outside Director and Outside Corporate Auditor in the future, Article 27, Paragraph 2 and Article 34, Paragraph 2 are newly established as provisions allowing the Company to execute limited liability agreements with Outside Directors and Outside Corporate Auditors in accordance with Article 427, Paragraph 1 of the Corporation Act. Please note that each Corporate Auditor has approved the submission of an agenda item to newly establish Article 27, Paragraph 2.

(3)	In addition, the Company shall make necessary amendments such as changes in numbering.

2. Details of amendments

The details of the amendments are as follows.

(The underlined portion indicates the proposed amendments.)

Current Articles of Incorporation		Proposed Amendments
CHAPTER II. SHARES		CHAPTER II. SHARES

Article 7. Issuance of Share Certificates The Company shall issue share certificates representing its shares.		(Deleted)

Article 8. (Text omitted)		Article 7. (Unchanged from current Article 8)

Article 9.	Number of Shares Constituting One Unit (Tangen) of Shares and Non-Issuance of the Share Certificates for Shares Constituting Less Than One Unit (Tangen)	Article 8.	Number of Shares Constituting One Unit (Tangen) of Shares

1. The number of shares constituting one (1) unit (Tangen) of shares of the Company shall be one hundred (100).			The number of shares constituting one (1) unit (Tangen) of shares of the Company shall be one hundred (100).

2.      Notwithstanding Article 7, the Company shall not issue share certificates representing its shares constituting less than one (1) unit (Tangen) of shares, unless otherwise provided for in the Share Handling Regulations of the Company.

(Deleted)

	Current Articles of Incorporation		Proposed Amendments
Article 10.	Rights to Shares Constituting Less Than One Unit (Tangen) of Shares	Article 9.	Rights to Shares Constituting Less Than One Unit (Tangen) of Shares

	Shareholders (which shall hereinafter include Beneficial Owners) of the Company are not entitled to exercise their rights pertaining to shares constituting less than one (1) unit (Tangen) of shares held by them, except for the following rights:		Shareholders of the Company are not entitled to exercise their rights pertaining to shares constituting less than one (1) unit (Tangen) of shares held by them, except for the following rights:

	(1) The rights provided for in each item of Article 189, Paragraph 2 of the Corporation Act;		(1) The rights provided for in each item of Article 189, Paragraph 2 of the Corporation Act;

	(2) The right to make a request provided for in the provisions of Article 166, Paragraph 1 of the Corporation Act;		(2) The right to make a request provided for in the provisions of Article 166, Paragraph 1 of the Corporation Act;

	(3) The right to receive the allotment of offered shares and offered stock acquisition rights in proportion to the number of shares held by each shareholder; and		(3) The right to receive the allotment of offered shares and offered stock acquisition rights in proportion to the number of shares held by each shareholder; and

	(4) The right to make a request provided for in the immediately following Article.		(4) The right to make a request provided for in the immediately following Article.

	Article 11. (Text omitted)		Article 10. (Unchanged from current Article 11.)

Current Articles of Incorporation	Proposed Amendments

Article 12.   Transfer Agent

1.      The Company shall have a Transfer Agent.

2.      The Transfer Agent and the location of its business shall be designated by a resolution of the Board of Directors, and public notice thereof shall be given.

3.      The administration of the Shareholders Register (including the Register of Beneficial Owners; hereinafter the same), the Register of Stock Acquisition Rights and the Register of Lost Share Certificates of the Company, and other matters relating to the Shareholders Register, the Register of Stock Acquisition Rights and the Register of Lost Share Certificate, shall be entrusted with the Transfer Agent, and shall not be handled by the Company.

Article 11.   Transfer Agent

1.      The Company shall have a Transfer Agent.

2.      The Transfer Agent and the location of its business shall be designated by a resolution of the Board of Directors, and public notice thereof shall be given.

3.      The administration of the Shareholders Register and the Register of Stock Acquisition Rights of the Company, and other matters relating to the Shareholders Register and the Register of Stock Acquisition Rights shall be entrusted with the Transfer Agent, and shall not be handled by the Company.

Article 13. (Text omitted)	Article 12. (Unchanged from current Article 13.)

CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS	CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS

Article 14. to Article 19. (Text omitted)	Article 13. to Article 18. (Unchanged from current Article 14. to Article 19.)

Current Articles of Incorporation	Proposed Amendments
CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS	CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS

Article 20. to Article 27. (Text omitted)	Article 19. to Article 26. (Unchanged from current Article 20. to Article 27.)

Article 28.   Exemption from Liability of Directors

In accordance with the provisions of Article 426, Paragraph 1 of the Corporation Act, the Company may, by a resolution of the Board of Directors, exempt a Director from his/her liability for damages caused by his/her dereliction of duty, within the limits stipulated by laws or regulations.

Article 27.   Exemption from Liability of Directors

1.      In accordance with the provisions of Article 426, Paragraph 1 of the Corporation Act, the Company may, by a resolution of the Board of Directors, exempt a Director from his/her liability for damages caused by his/her dereliction of duty, within the limits stipulated by laws or regulations.

(New)

2.      In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act, the Company may enter into agreements with an Outside Director to limit liability for damages caused by his/her dereliction of duty. Provided, however, that the maximum amount of liability prescribed in such agreements shall be equal to the minimum liability limit stipulated by laws and regulations.

CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 29. to Article 34. (Text omitted)	Article 28. to Article 33. (Unchanged from current Article 29. to Article 34.)

	Current Articles of Incorporation	Proposed Amendments
Article 35.	Exemption from Liability of Corporate Auditors	Article 34.	Exemption from Liability of Corporate Auditors

In accordance with Article 426, Paragraph 1 of the Corporation Act, the Company may, by a resolution of the Board of Directors, exempt a Corporate Auditor from his/her liability for damages caused by his/her dereliction of duty, within the limits stipulated by laws and regulations.

1.      In accordance with Article 426, Paragraph 1 of the Corporation Act, the Company may, by a resolution of the Board of Directors, exempt a Corporate Auditor from his/her liability for damages caused by his/her dereliction of duty, within the limits stipulated by laws and regulations.

(New)

2.      In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act, the Company may enter into agreements with an Outside Corporate Auditor to limit liability for damages caused by his/her dereliction of duty. Provided, however, that the maximum amount of liability of such Outside Corporate Auditors prescribed in such agreements shall be equal to the minimum liability limit stipulated by laws and regulations.

	CHAPTER VI. ACCOUNTING	CHAPTER VI. ACCOUNTING

	Article 36. to Article 39. (Text omitted)	Article 35. to Article 38. (Unchanged from current Article 36. to Article 39.)

	(New)	Supplemental Provisions

(New)

Article 1. The preparation and keeping of the Register of Lost Share Certificates of the Company and other operations relating to the Register of Lost Share Certificates shall be entrusted with the Transfer Agent and shall not be handled by the Company.

	(New)	Article 2. The preceding article and this article shall remain in effect until January 5, 2010 and shall be deleted as of January 6, 2010.

3. Schedule

1)	Scheduled date for the General Meeting of Shareholders for the revision of the Articles of Incorporation: Wednesday, June 24, 2009

2)	Effective date of revision of the Articles of Incorporation: Wednesday, June 24, 2009

(end)

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